Exhibit a(5)(iii)

UTStarcom Announces Preliminary Results of its Tender Offer

BEIJING, January 4, 2013 — UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (Nasdaq: UTSI), a leading provider of media operational support services and broadband equipment products and services, today announced the preliminary results of its previously announced tender offer for the purchase of up to 25,000,000 of its ordinary shares at a price of $1.20 per share, which expired at 5:00 P.M., New York City time, on Thursday, January 3, 2013.

Based on the preliminary count by Computershare Trust Company N.A., the depositary for the tender offer, a total of 62,964,139 of UTStarcom’s ordinary shares were properly tendered and not properly withdrawn.  Additionally, 1,058,784 shares were tendered pursuant to notice of guaranteed delivery procedures.

In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, UTStarcom expects to accept for purchase 25,000,000 of its ordinary shares at a purchase price of $1.20 per share, for an aggregate cost of approximately $30 million, excluding fees and expenses relating to the tender offer.

The 25,000,000 shares expected to be purchased in the tender offer represent approximately 17.6 percent of UTStarcom’s currently issued and outstanding ordinary shares. Based on these preliminary numbers, UTStarcom anticipates that, following settlement of the tender offer, it will have approximately 117,067,711 ordinary shares outstanding.

Due to the oversubscription of the tender offer, UTStarcom expects that the number of shares that UTStarcom will purchase from each tendering shareholder will be prorated. Based on the preliminary count, UTStarcom estimates that the proration factor will be approximately 39.7 percent, excluding shares tendered pursuant to guaranteed delivery procedures, or 39.1 percent, assuming all shares tendered pursuant to guaranteed delivery procedures are properly delivered.

The number of shares to be purchased and the proration information are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary, the impact of “odd lot” holders whose shares will be purchased on a priority basis and the proper delivery of all shares tendered (including shares tendered pursuant to guaranteed delivery procedures). The final number of shares to be purchased and the final proration information will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the shares accepted for purchase under the tender offer, and return of all other shares tendered and not purchased, will occur promptly thereafter, which UTStarcom currently expects to be on or about January 11, 2013.

Jefferies & Company, Inc. is the dealer manager for the tender offer. The information agent for the tender offer is Alliance Advisors LLC.  Shareholders, banks and brokers who have questions may call the dealer manager at (877) 547-6340 (toll free) or the information agent at (877) 777-5603 (toll free).

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any of UTStarcom’s ordinary shares.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services. UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and has traded on the NASDAQ since 2000. The Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s website at http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the completion of the tender offer, the proration of shares tendered and the payment for shares tendered. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, the number of shares tendered by shareholders, changes in the financial condition and cash position of the Company, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest Annual Report on Form 20-F and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. The Company is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and UTStarcom assumes no obligation to update any such forward-looking statement.

Contacts:

UTStarcom Holdings Corp.

Ms. Jing Ou-Yang

+86-10-8520-5153

jouyang@utstar.com

FTI Consulting, Inc.

Ms. May Shen (Beijing)

+86-10-8591-1951

May.Shen@fticonsulting.com

Mr. Daniel DelRe (Hong Kong)

+852-3768-4547

Daniel.DelRe@fticonsulting.com

Mr. Eric Boyriven (New York)

+212-850-5671

Eric.Boyriven@fticonsulting.com

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